Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                    Vasogen To Webcast R & D Investor Meeting

Toronto, Ontario (September 1, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today announced that the Company will webcast its Research and Development meeting being held at The Four Seasons Hotel on Thursday, September 9, 2004, in New York City. A live audio web cast of the presentation can be accessed through Vasogen's web site at www.vasogen.com, beginning at 4:30 p.m. ET.

The purpose of the meeting is to discuss the role of inflammation in cardiovascular disease and to provide a comprehensive overview of Vasogen's late-stage clinical programs. Vasogen's lead product Celacade(TM) (immune modulation therapy) is a potential first-in-class therapy that is being evaluated in the pivotal phase III ACCLAIM trial in chronic heart failure, and the pivotal phase III SIMPADICO trial in peripheral arterial disease. Vasogen will also discuss its VP025 preclinical program targeting chronic inflammation in neurodegenerative disorders.

Panel members participating in Vasogen's R&D Investor Meeting include:

     o Dr. Jeffrey Olin - Professor of Medicine, Mount Sinai School of Medicine and Director, Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute. Dr. Olin previously served as Chairman of Vascular Medicine at the Cleveland Clinic Foundation and is a world-renowned expert in the field of vascular medicine. He has been the lead investigator in many clinical trials and is the past-President of the Society for Vascular Medicine and Biology. Dr. Olin has authored more than 160 scientific publications and book chapters and serves as a reviewer for numerous medical journals. He also edited and wrote one of the most respected books on vascular disease, Peripheral Vascular Diseases. Dr. Olin is the Global Principal Investigator and Chairman of the Steering Committee for the SIMPADICO study.

     o Dr. Milton Packer - recently appointed Director, Center for Biostatistics and Clinical Science, University of Texas. Previously, Dr. Packer served as the Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons and as the Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center. He is a leading expert in the pathophysiology of heart failure and has been instrumental in the introduction of a number of new drug therapies. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world on the treatment of heart failure, having been honored with a number of prestigious named lectureships. He has served, or currently serves on the editorial boards of many major medical journals, the executive committees of both the American Heart Association and the American College of Cardiology, and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and healthcare policy. Dr. Packer is a Member of Vasogen's Scientific Advisory Board.


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                                     -more-
                                                    ...page 2, September 1, 2004

     o Dr. Guillermo Torre-Amione - Medical Director, Heart Transplant Service, Texas Heart Institute and Medical Director, Cardiac Transplant Service, Baylor College of Medicine. Dr. Torre-Amione has extensive experience with the management of patients with heart failure and is an expert in the role of inflammation in this condition. Dr. Torre-Amione is a frequent reviewer for several prestigious medical journals in cardiology, is an active member of several national societies, and has published over 50 manuscripts in peer-reviewed journals on the topic of heart failure. He has received numerous awards in recognition of his research and publications on cardiovascular disease. Dr. Torre-Amione is Principal Investigator for the U.S. arm of the ACCLAIM trial.

     o Dr. James Young - Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at the Cleveland Clinic, a world-renowned heart center. Dr. Young has played a leading role in numerous multi-center clinical trials focusing on heart failure, transplantation, mechanical devices as an alternative to transplantation, sudden cardiac death, and the use of beta-blockers in patients with severe chronic heart failure. He has published more than 400 manuscripts and abstracts and several textbooks. He has authored or co-authored many book chapters and articles, which have appeared in numerous scientific journals, and he serves on the editorial board or editorial staff of many scientific journals and web sites. Dr. Young is Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial.

The panel will also comprise members of Vasogen's senior management team and Board of Directors including, David Elsley, President and CEO, Dr. Tony Bolton, Chief Scientific Officer, Dr. Eldon Smith, Vice President of Scientific Affairs, and William R. Grant, Chairman of Vasogen.

An archived replay will also be available at www.vasogen.com following the
                                             ---------------
presentation.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.


Vasogen's upcoming R&D Investor Meeting will contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.